Exhibit 99.4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) for IREN Limited should be read together with our unaudited interim consolidated financial statements for the three and nine months ended March 31, 2025 and the related notes thereto included elsewhere in the Report on Form 6-K of which this MD&A forms a part (this “Form 6-K”), and our audited consolidated financial statements as of and for the fiscal year ended June 30, 2024 and the related notes included in our Annual Report on Form 20-F for the year ended June 30, 2024, as amended on Form 20-F/A, (as so amended, our “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov. This MD&A is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Unless otherwise indicated or the context otherwise requires, all references in this MD&A to the terms “the Company,” “the Group,” “our,” “us,” and “we” refer to IREN Limited and its subsidiaries.

The consolidated financial statements which accompany this MD&A and are included in this Form 6-K are presented in U.S. dollars, which is IREN Limited’s presentation currency. We prepared our unaudited interim consolidated financial statements for the three and nine months ended March 31, 2025 and 2024 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in U.S. dollars, our presentation currency.

Amounts in this MD&A have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.
Forward-Looking Statements
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “potential,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this MD&A. We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this MD&A, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements . Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include, but are not limited to:
•Bitcoin price and foreign currency exchange rate fluctuations;
•our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;
•the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;
•our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for high performance computing (“HPC”) solutions (including the market for cloud services (“AI Cloud Services”) and potential colocation services);

•our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services);
•expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) we offer;
•our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services);
•our ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties;
•the risk that any current or future customers, including customers of our HPC solutions (including AI Cloud Services and potential colocation services) or other counterparties, may terminate, default on or underperform their contractual obligations;
•Bitcoin global hashrate fluctuations;
•our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;
•delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;
•our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;
•expectations regarding availability and pricing of electricity;
•our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;
•the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;
•any variance between the actual operating performance of our miner hardware achieved compared to the nameplate performance including hashrate;
•our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;
•actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;
•the availability, suitability, reliability and cost of internet connections at our facilities;
•our ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) we offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;
•expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) we offer);
•delays, increases in costs or reductions in the supply of equipment used in our operations including as a result of tariffs and duties, and certain equipment being in high demand due to global supply chain constraints;
•changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions;
•our ability to operate in an evolving regulatory environment;
•our ability to successfully operate and maintain our property and infrastructure;
•reliability and performance of our infrastructure compared to expectations;
•malicious attacks on our property, infrastructure or IT systems;
•our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;
•any intellectual property infringement and product liability claims;
•whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•any pending or future acquisitions, dispositions, joint ventures or other strategic transactions;
•the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;
•damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;

•ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;
•our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;
•any failure of our compliance and risk management methods;
•any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws;
•our ability to attract, motivate and retain senior management and qualified employees;
•increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;
•climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response;
•our ability to remain competitive in dynamic and rapidly evolving industries;
•damage to our brand and reputation;
•our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls;
•expectations relating to environmental, social or governance issues or reporting;
•the costs of being a public company;
•the increased regulatory and compliance costs of us ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer;
•that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve a return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and
•other risk factors disclosed under “Item 3.D. Key Information—Risk Factors” in our Annual Report, as such factors may be updated from time to time in our other filings with the SEC, including under the caption “Risk Factors” in this Management's Discussion and Analysis of Financial Condition and Results of Operations, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this MD&A. Any forward-looking statement that the Company makes in this MD&A speaks only as of the date of such statement. Except as required by law, the Company disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of renewable energy certificates (“RECs”)). Our data centers are purpose-built for power dense computing applications and today support a combination of ASICs for Bitcoin mining and GPUs for AI workloads.

Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies, such as U.S. dollars or Canadian dollars.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of March 31, 2025. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools that we utilize for the purposes of our Bitcoin mining transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk. We have a backup U.S.-based digital asset trading platform, Coinbase, although we have not utilized Coinbase as of March 31, 2025.

We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services and potential colocation services.

Our cash and cash equivalents were $184.3 million as of March 31, 2025. Our total revenue was $322.1 million and $131.3 million for the nine months ended March 31, 2025 and 2024, respectively, and $148.1 million and $54.3 million for the three months ended March 31, 2025 and 2024, respectively. We generated a loss after income tax expense of $8.6 million and $1.9 million for the nine months ended March 31, 2025 and 2024, respectively, and a profit of $24.2 million and $8.6 million for the three months ended March 31, 2025 and 2024, respectively. We generated EBITDA of $126.8 million and $22.5 million for the nine months ended March 31, 2025 and 2024, respectively, and $82.7 million and $19.4 million for the three months ended March 31, 2025 and 2024, respectively. We generated Adjusted EBITDA of $148.5 million and $42.5 million for the nine months ended March 31, 2025 and 2024, respectively, and $83.3 million and $21.8 million for the three months ended March 31, 2025 and 2024, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss) after income tax expense, see “Key Indicators of Performance and Financial Conditions.”

Our Data Centers

We are a vertically integrated business, and currently own and operate our computing hardware consisting of Bitcoin mining ASICs and AI Cloud Services GPUs, as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant, and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, as well as the land at our sites. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows and operational flexibility in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity and our power capacity on an ongoing basis, including via potential third party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision, and load management in deregulated markets such as Texas).

We have three data center sites in British Columbia, Canada (“BC”). Our Canal Flats site was acquired from PodTech Innovation Inc. and certain of its related parties in January 2020, and has been operating since 2019. As of March 31, 2025, it had approximately 30MW of data center capacity and hashrate capacity of approximately 1.6 EH/s. Our Mackenzie site has been operating since April 2022 and, as of March 31, 2025, had approximately 80MW of data center capacity and hashrate capacity of approximately 5.2 EH/s. Our Prince George site has been operating since September 2022 and, as of March 31, 2025, had approximately 50MW of data center capacity and hashrate capacity of approximately 3.1 EH/s. Our deployment of 1,896 NVIDIA H100 and H200 GPUs is also located at our Prince George site.

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources, including through hydroelectric sources, as reported by BC Hydro and approximately 2% accounted for by the purchase of RECs). BC Hydro retains the environmental attributes from the renewable energy they sell us. Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months’ notice.

We have three data center sites in the renewables-heavy region of West Texas, United States. Our 750MW site in Childress has been operating since April 2023 and, as of March 31, 2025, had 500MW of data center capacity and hashrate capacity of approximately 27.1 EH/s. As of March 31, 2025, we have purchased RECs in respect of 100% of our energy consumption to date at our Childress site. We are currently undertaking an expansion of our data center capacity at Childress, targeting 650MW to support our hashrate expansion to 50 EH/s in the first half of 2025 and a direct-to-chip liquid cooling deployment to support an IT load of up to 50MW (based on rack density of 200kW, subject to customer requirements) for potential growth opportunities for HPC solutions at our Childress site.

Our 1,400MW Sweetwater 1 and 600MW Sweetwater 2 sites are under development and located approximately 40 miles miles from Abilene, Texas. As of March 31, 2025 we had paid $11.7 million of connection deposits to connect Sweetwater 1 directly to the Electricity Reliability Council of Texas (“ERCOT”) grid. We expect to pay up to $26.9 million in connection deposits and up to $4.1 million in non-refundable connection costs over the next 12 months, primarily related to our Sweetwater 2 site. We are targeting a substation energization date of April 2026 and late 2027 for Sweetwater 1 and Sweetwater 2, respectively. Design works are underway for a direct fiber loop between Sweetwater 1 and Sweetwater 2.

As of March 31, 2025, we had approximately 660MW of data center capacity and installed hashrate capacity of approximately 37 EH/s across our sites in BC (160MW) and Texas (500MW). In addition, as of March 31, 2025, we had 1,896 NVIDIA H100 and H200 GPUs installed and operational at our Prince George site. Subsequent to March 31, 2025, we have expanded our total installed hashrate capacity across our sites in BC and Texas from 37 EH/s to 40 EH/s.

Our Growth Strategies

Our current focus is on expanding our targeted installed hashrate capacity to 50 EH/s in the first half of 2025 and pursuing a strategy to expand and diversify our revenue streams into new markets. We intend to pause Bitcoin mining expansion upon completion of the 50 EH/s buildout to narrow our focus on potential growth opportunities for HPC solutions, including AI Cloud Services and potential colocation services.

Pursuant to that strategy, we have acquired 1,896 NVIDIA H100 and H200 GPUs which are deployed at our Prince George data center and are being used to provide AI Cloud Services to a number of customers. We are exploring the potential opportunity to replace Bitcoin ASICs with GPUs under cloud or colocation service contracts at some of our data centers. We are advancing the design of direct-to-chip liquid cooling systems, including an initial 75MW direct-to-chip liquid cooling deployment at Childress with power redundancy (such as back up power generators and uninterruptible power supply systems) to support potential growth opportunities for HPC solutions at Childress. Furthermore, we are developing our 1,400MW Sweetwater 1 and 600MW Sweetwater 2 projects, including designing a direct fiber loop between the two sites to potentially create a 2GW data center hub for HPC solutions, including AI Cloud Services and potential colocation services.

We continue to explore monetization opportunities across our power, land, and data center portfolio, including asset sales, colocation, joint ventures, build-to-suit data centers, and GPU acquisitions to expand HPC capabilities. The Company is working with multiple advisers, brokers, and partners on a broader range of opportunities. There can be no assurance that we will be successful in completing any such transaction, including because there may not be counterparties willing to enter into a transaction, we may not receive sufficient consideration for the relevant transaction or it may not be able to be effected within a reasonable timeframe. Some transactions, if completed, may reduce the size of our business which we may not be able to replace.

Beyond our announced projects, we continue to explore a multi-gigawatt data center development pipeline across North America and the Asia Pacific.
Recent Developments
Functional Currency
Effective July 1, 2024, the Parent Company has changed its functional currency from AUD to USD. This change reflects the increase in USD-denominated activities and US-based investments, including capital raising in USD, capital and operational expenditures and revenues. The change has been accounted for prospectively, and prior period comparative figures have not been restated, in accordance with IAS 21.

HPC Solutions
Our growth strategies include pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we intend to pause our Bitcoin mining expansion upon completion of our hashrate expansion to 50 EH/s and we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services and potential data center colocation services.
Hardware Purchases
In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. As of March 31, 2025, we had paid the full $10 million related to this agreement. In February 2024, we entered into a further purchase agreement for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million. As of March 31, 2025, we had paid the full purchase price owing under this agreement. In September 2024, we entered into a further purchase agreement for 1,080 NVIDIA H200 GPUs for a total purchase price of approximately $43 million. As of March 31, 2025, we had paid the full purchase price owing under this agreement.

On October 6, 2023, we entered into a miner purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) (“October 2023 Agreement”) to acquire 7,002 Bitmain S21 miners with a total hashrate of 1.4 EH/s for $14.0/

TH and a total purchase price of $19.6 million. As of March 31, 2025 we have paid the full purchase price due under this agreement.

On November 26, 2023, we entered into a miner purchase agreement with Bitmain (the “November 2023 Agreement”) to acquire 7,000 Bitmain T21 miners with a total hashrate of 1.3 EH/s for $14.0/TH and a total purchase price of $18.6 million, with an option to increase to 15,380 Bitmain T21 miners with an additional hashrate of 1.6 EH/s (for an additional $22.3 million) that was exercised on December 7, 2023. As of March 31, 2025, we have paid the full $40.9 million relating to the November 2023 Agreement including $18.6 million on the purchase of miners and $22.3 million on the exercised option.

On January 10, 2024, we entered into a miner purchase agreement, which we subsequently amended on May 9, 2024 (as amended, the “January 2024 Agreement”) with Bitmain to acquire 5,000 Bitmain T21 miners with a total hashrate of 1.0 EH/s for $14.0/TH and a total purchase price of $13.3 million, and paid a non-refundable deposit of $12.8 million as an initial 10% down payment for the option to acquire up to a further 48,000 Bitmain T21 miners or S21 Pro miners for an increased total purchase price of $212.3 million, or a combination of both T21 and S21 Pro miners. As of March 31, 2025, we had exercised in full the option to purchase all 48,000 additional S21 Pro miners for a total hashrate of 11.2 EH/s, and we had paid $13.3 million in relation to the purchase of 5,000 T21 miners, $185.7 million in relation to the 48,000 miners for which we have exercised our option to purchase, $8.5 million pursuant to a non-refundable deposit required to be paid in connection with the May 9, 2024 amendment and the remaining balance of $26.6 million with respect to such 48,000 miners is due by July 2025.

On May 9, 2024, we entered into a miner purchase agreement, and subsequently entered a supplemental upgrade agreement on January 2, 2025 (as supplemented, the “May 2024 Agreement”) with Bitmain to acquire 51,480 Bitmain S21 Pro miners with a total hashrate of 12.0 EH/s for $18.9/TH and a total purchase price of $227.7 million and paid a non-refundable deposit of $22.8 million as an initial 10% down payment for the option to acquire a further 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s). As of March 31, 2025, we had exercised the option to purchase 47,980 additional miners, consisting of 17,980 S21 Pro miners and 30,000 S21 XP miners for a total hashrate of 12.3 EH/s, and we had paid $182.1 million in relation to the purchase of 51,480 Bitmain S21 Pro miners, $159.1 million on the 47,980 miners for which we have exercised our option to purchase, $1.6 million on the 3,500 miners for which we have not yet exercised our option to purchase, and the remaining balance of $45.6 million for the purchase of 51,480 Bitmain S21 Pro is due by May 2025 and $119.3 million for the purchase of the additional 47,980 miners is due by October 2025.

On August 16, 2024, we entered into a miner purchase agreement with Bitmain (the “August 2024 Agreement”) to acquire 39,000 Bitmain S21 XP miners with a total hashrate of 10.5 EH/s for $21.5/TH and a total purchase price of $226.4 million. As of March 31, 2025, we have paid $181.1 million relating to the August 2024 Agreement, and the remaining balance of $45.3 million for the purchase of such 39,000 miners is due by July 2025.

On January 22, 2025, we entered into agreements with Bitmain to upgrade part of our existing mining fleet with 9,025 S21 XP miners (the “Upgrade Agreements” and, together with the October 2023 Agreement, the November 2023 Agreement, the January 2024 Agreement, the May 2024 Agreement and the August 2024 Agreement, the “Bitmain Agreements”). The 9,025 S21 XP miners have a total hashrate of 2.4 EH/s, resulting in a net increased hashrate of 0.7 EH/s. This net hashrate increase is not included in the installed hashrate capacity as of December 31, 2024. As of March 31, 2025, we have paid a net additional cash outlay for the S21 XP miners of $35,840,000.

The Bitmain Agreements are not able to be terminated by either party, are non-refundable except due to Bitmain’s delay sending a shipping notification for the miners to us and default interest of 12% is charged on any unpaid amounts under each batch.

We have, in the past, faced minor disruptions to deliveries of miners under the Bitmain Agreements, and may in the future face further disruptions to deliveries and transportation of miners and other hardware and equipment, including as a result of geopolitical factors such as the imposition of tariffs and trade restrictions relating to certain countries, including Malaysia, Indonesia, Thailand, China and Canada. Increased costs of trade and cross-border transports as well as detainment, seizure and/or forfeiture of miners and other hardware and equipment by the U.S. Customs and Border Protection or other governmental agencies could potentially limit the availability of, and increase the costs we incur to acquire and transport, miners and other hardware and equipment and could disrupt our operations.

Factors Affecting Our Performance
Market Value of Bitcoin
We primarily derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, in such circumstances the global hashrate may fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions. However, we also note that the global hashrate may also increase or decrease irrespective of changes in the Bitcoin price.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this Form 6-K, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Business” in our Annual Report for further information.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half to 12.5 Bitcoins on July 9, 2016 at block 420,000, cut in half to 6.25 Bitcoins on May 11, 2020 at block 630,000, and cut in half again to 3.125 Bitcoins on April 20, 2024 at block 840,000. The next two halving events for Bitcoin are expected to take place in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result, these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity in order to maintain our proportionate share relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. Our Bitcoin mining operations currently utilize Bitmain S21 XP miners, S21 Pro miners, S21 miners, T21 miners, S19 XP miners and S19j Pro miners. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we expect we will need to maintain an energy efficient mining fleet, which will require capital outlays to purchase new miners so that we can make periodic upgrades to our existing mining fleet.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain so that our fleet of miners is competitive.

Ability to Secure Low-Cost Electricity, particularly Renewable Power

Bitcoin mining and HPC activities consume extensive energy, including for both the mining and cooling aspects of our operations. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, as well as the global demand for HPC solutions for various programs, including AI Cloud Services, and the need for reliability and quick uptime speeds in such industry, will drive the increasing importance of power efficiency in Bitcoin mining and HPC activities over the long-term.

Certain governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining and HPC activities. This has led, and could lead, to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining and HPC activities, or Bitcoin mining or HPC activities generally. See “Item 3. Key Information—Risk Factors—Any electricity outage, limitation of electricity supply, including as a result of political pressure or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “Item 3. Key Information—Risk Factors— Risks Related to Regulations and Regulatory Frameworks” in our Annual Report for further information. Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally. For example, the British Columbia Court of Appeal has recently upheld the Government of British Columbia’s moratorium on new and early-stage BC Hydro connection requests from cryptocurrency mining projects. The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and their approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market, which is often driven by price fluctuations in commodities such as natural gas. In addition, developments in the United States, including actions taken by the new Trump Administration, such as a series of executive orders aimed at, among other things, pausing approvals of wind power projects, pausing funding of programs aimed at promoting renewable energy and increasing oil and gas production, as well the Department of Energy’s cancellation of certain grants for clean energy projects, signal a policy shift away from supporting renewable energy production. There have also been legislative proposals and other legal developments targeting renewable energy and large electrical loads in certain states, including Texas. While the impacts of these actions and any future developments cannot be fully predicted at this time, any reductions or modifications to, or the elimination of, laws, programs or incentives that provide electricity to Bitcoin miners or HPC operators or that support renewable energy, or the implementation of more arduous requirements for renewable energy projects, could potentially limit the availability of, and increase the costs we incur for, electricity, and particularly renewable energy, in the United States.

Competitive Environment

We compete with a variety of Bitcoin miners globally, including individual hobbyists, mining pools and public and private companies, as well as HPC providers including large and well-funded companies. We believe that, even if the price of Bitcoin decreases, the Bitcoin mining market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry, while the HPC industry continues to draw companies with significant resources to dedicate to growing their HPC business as well as expertise in the industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including the Company, would earn, and may result in larger and more established HPC providers increasing their resource allocation and attention to the industry, which could make our ability to compete, including to attract and maintain customers, more difficult. In addition, the new Trump Administration in the United States has suggested it may introduce different regulatory treatment for digital assets, including Bitcoin, that are mined within the United States compared to those that are mined outside of the United States. As a result, we may face increased competition specifically within the United States for low-cost energy and mining hardware from those attempting to benefit from any potential favorable treatment from mining within the United States.

Market Events Impacting the Digital Asset Industry

In the past, market events in the digital asset industry have negatively impacted market sentiment towards the broader digital asset industry. There have also been declines from time to time in the value of digital assets generally, including the value of Bitcoin, in connection with these events, which have impacted the Group from a financial and operational perspective. We expect that any such declines that may occur in the future would also impact the business and operations of the Group, and if such declines are significant, they could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.

Market Events Impacting Digital Asset Trading Platforms

In the past, market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As described under “Item 3.D. Key Information—Risk Factors” in our Annual Report, the mining pools, that we utilize for the purposes of our Bitcoin mining, currently transfer the Bitcoin we mine to Kraken, a digital asset trading platform, on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis. Because we currently exchange the Bitcoin we mine for fiat currency on a daily basis, we believe we have limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine once we have mined such Bitcoin. In addition, we currently aim to withdraw fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, we have only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly we believe we have limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian we may use in the future for purposes of liquidating the Bitcoin we mine on a daily basis. However, if Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, or if for any reason we decide to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We have onboarded Coinbase as an alternative digital asset trading platform to liquidate Bitcoin that we mine, although we have not utilized the Coinbase platform as of March 31, 2025. We may explore opportunities with alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to Coinbase or alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.

However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency.

Ability to Expand HPC Solutions and Secure Customers

Our growth strategies include pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services and potential colocation services. We believe we may be able to leverage our existing infrastructure and expertise to continue to expand our AI Cloud Services offering and target a range of customers across various sectors. We are exploring the potential opportunity to replace Bitcoin ASICs with GPUs under cloud or colocation service contracts at some of our data centers. We are advancing the design of direct-to-chip liquid cooling systems, including to support an initial IT load of up to 50MW (based on rack density of 200kW, subject to customer requirements) liquid-cooled deployment at Childress. As we enter into new markets for HPC solutions (including the market for AI Cloud Services and potential colocation services), we will face new sources of competition, new business models and new customer relationships. Our ability to secure and retain customers on commercially reasonable terms or at all, and specifically our ability to attract and retain customers under contracts that generate recurring revenue, will affect our expansion into HPC solutions. Our strategy may not be successful as a result of a number of factors described under “Item 3.D. Risk Factors—Risks Related to Our Business—Our increased focus on HPC solutions (including AI Cloud Services) may not be successful and may result in adverse consequences to our business, results of operations and financial condition” in our Annual Report. Our efforts to explore the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.

Impact of Tariffs

During the third fiscal quarter of 2025, the United States announced the intention to impose tariffs on various countries, including an across-the-board 10% tariff on all countries and individualized higher tariffs on certain countries, including countries from which we have historically sourced miners (including Malaysia, Indonesia, and Thailand) and other hardware and equipment. Several of such tariffs have come into effect as of the date of this report, which could result in higher prices in order to obtain miners and other hardware and equipment, as well as limit the availability of miners and other hardware and equipment and could impact our timelines for installation, energization and expected revenue. In addition to those tariffs which have already come into effect, additional tariffs and trade restrictions have been suggested and others may be suggested in the future, which, if they were enacted, could further impact our business. Uncertainty around geopolitical conditions and international trade policies may continue to effect the movement and costs of goods, materials, services and capital. Further, we have received notices disputing the origin of Bitcoin miners imported during 2024 and 2025 from Indonesia, Thailand and Malaysia, claiming the origin of such miners is China and that an additional 25% tariff is applicable to certain shipments imported during such period. While we believe these disputes are without merit including based on representations from the seller and we intend to challenge them, if we are unsuccessful we would owe additional tariffs with respect to the import of such miners which could be material and could materially impact our business, prospects, operations and financial performance. See “Risk Factors—Changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions, could adversely impact our business, prospects, operations and financial performance” in this MD&A.

Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the three and nine months ended March 31, 2025 and 2024, include:

EBITDA

EBITDA is not presented in accordance with IFRS, and is defined as profit/(loss) after income tax expense, excluding finance expense, interest income, depreciation and income tax expense/(benefit), which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes the impact of the cost of depreciation of computer hardware equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to profit/(loss) after income tax expense, the most comparable IFRS measure:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Mar 31, 2025	Mar 31, 2024	Mar 31, 2025	Mar 31, 2024
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Profit/(loss) after income tax expense for the period	24,227	8,638	(8,605)	(1,889)
Add/(deduct) the following:
Finance expense	7,868	126	14,185	190
Interest income	(1,926)	(1,500)	(5,801)	(2,878)
Depreciation	47,448	8,692	117,655	23,870
Income tax expense/(benefit)	5,040	3,473	9,318	3,228
EBITDA	82,657	19,429	126,752	22,521

Total Revenue	148,098	54,349	322,082	131,320

Profit/(Loss) after income tax expense margin (1)	16%	16%	(3)%	(1)%

EBITDA margin (2)	56%	36%	39%	17%

(1)	Profit/(Loss) after income tax expense margin is calculated as Profit/(Loss) after income tax expense divided by Total Revenue.
(2)	EBITDA margin is calculated as EBITDA divided by Total Revenue.
Adjusted EBITDA

Adjusted EBITDA is not presented in accordance with IFRS, and is defined as EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains/losses on financial instruments, and certain other expense items. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to profit/(loss) after income tax expense, the most comparable IFRS measure:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Mar 31, 2025	Mar 31, 2024	Mar 31, 2025	Mar 31, 2024
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Profit/(loss) after income tax expense for the period	24,227	8,638	(8,605)	(1,889)
Add/(deduct) the following:
Finance expense	7,868	126	14,185	190
Interest income	(1,926)	(1,500)	(5,801)	(2,878)

Depreciation	47,448	8,692	117,655	23,870
Income tax expense/(benefit)	5,040	3,473	9,318	3,228
EBITDA	82,657	19,429	126,752	22,521

Total Revenue	148,098	54,349	322,082	131,320

Profit/(Loss) after income tax expense margin (1)	16%	16%	(3)%	(1)%

EBITDA margin (2)	56%	36%	39%	17%
Add/(deduct) the following:
Unrealized (gain)/loss on financial instrument	(6,200)	1,091	(19,100)	1,349
Non-cash share-based payment expense – $75 exercise price options	2,879	2,873	8,879	8,682
Non-cash share-based payment expense – other	4,891	2,944	15,050	8,940
Impairment of assets (3)	95	-	9,618	-
Reversal of impairment of assets (4)	-	-	(516)	(108)
Other non-recurring income (5)	-	-	(1,699)	-
Foreign exchange (gain)/loss	318	(4,714)	3,681	(2,265)
(Gain)/loss on disposal of property, plant and equipment	(1,525)	(1)	(1,678)	(16)
Other expense items (6)	137	218	7,492	3,404
Adjusted EBITDA	83,252	21,840	148,479	42,507
Adjusted EBITDA margin (7)	56%	40%	46%	32%

(1)	Profit/(Loss) after income tax expense margin is calculated as Profit/(Loss) after income expense divided by Total Revenue.
(2)	EBITDA margin is calculated as EBITDA divided by Total Revenue.
(3)
Impairment of assets for the nine months ended March 31, 2025 and 2024 was $9.6 million and nil, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(4)
Reversal of impairment of assets for the nine months ended March 31, 2025 and 2024 was $0.5 million and $0.1 million, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(5)	Other non-recurring income include insurance proceeds relating to the theft of mining hardware in transit.
(6)
Other expense items include a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, one-off professional fees incurred in relation to litigation matters, loss on theft of miners in transit and transaction costs incurred in December 2024 on entering the capped call transactions in conjunction with the issuance of the 3.25% Convertible Senior Notes due 2030 (the “Convertible Notes”).

(7)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Total Revenue.
Net electricity costs

Total net electricity costs and Net electricity costs per Bitcoin mined are not presented in accordance with IFRS. Total net electricity costs is defined as the sum of electricity charges, ERS revenue, ERS fees, realized gain/(loss) on financial asset excluding a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress and the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024. The liquidation payment and reversal of the unrealized loss are included in the Realized gain/(loss) on financial asset (as described in more detail in Note 9 of the unaudited interim consolidated financial statements included in this Form 6-K), while Emergency Response Service ("ERS") revenue is included in Other income and ERS fees are included in Other operating expenses (as described in more detail in Note 5 and 6 of the unaudited interim consolidated financial statements included in this Form 6-K). Total net electricity costs exclude the cost of RECs. Net electricity costs per Bitcoin mined is defined as Total net electricity costs less net electricity costs attributable to AI Cloud Services, divided by the total Bitcoin mined for the relevant fiscal period. A key measure of the performance factor of our business is our ability to secure low-cost power, and similarly a key measure of the performance of our Bitcoin mining operations is the amount of power used to mine each Bitcoin. Total net electricity costs and Net electricity costs per Bitcoin mined allows us to measure the costs of electricity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe Total net electricity costs and Net electricity costs per Bitcoin mined are a useful metrics for assessing operating performance including any gain/(loss) on the electricity purchased and subsequently resold, and earnings for our participation in demand response programs.

We believe Total net electricity costs and Net electricity costs per Bitcoin mined have limitations as an analytical tool. These measures should not be considered as alternatives to electricity charges, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our electricity charges as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. Total net electricity costs and Net electricity costs per Bitcoin mined do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Total net electricity costs and Net electricity costs per Bitcoin mined to the most comparable IFRS financial measure:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Mar 31, 2025	Mar 31, 2024	Mar 31, 2025	Mar 31, 2024
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Electricity charges	(39,401)	(19,834)	(99,394)	(55,944)
Add/(deduct) the following:
Realized gain/(loss) on financial asset	-	91	(4,215)	3,210
One off liquidation payment (included in Realized gain/(loss) on financial asset) (1)	-	-	7,210	-
Reversal of unrealized loss (included in Realized gain/(loss) on financial asset) (2)	-	-	(3,448)	-
ERS revenue (included in Other income)	3,090	399	6,121	926
ERS fees (included in Other operating expenses)	(185)	(24)	(367)	(56)
Total Net Electricity Costs	(36,496)	(19,368)	(94,093)	(51,864)
Net Electricity Costs - Bitcoin mining	(36,408)	(19,357)	(93,909)	(51,853)
Bitcoin mined	1,514	1,003	3,674	3,371
Net electricity costs per Bitcoin mined (3)	(24,048)	(19,299)	(25,560)	(15,382)

(1)	One-off liquidation payment includes the amount paid to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract.
(2)	Reversal of unrealized loss is calculated as the unrealized loss on financial asset as at June 30, 2024.
(3)
Net electricity costs per Bitcoin mined is calculated as Net Electricity Costs - Bitcoin mining divided by Bitcoin mined. Prior to the three months ended March 31, 2025, the Company calculated Net electricity costs per Bitcoin mined as Total Net electricity costs divided by Bitcoin mined. The Company has revised the calculation of Net electricity costs per Bitcoin mined to exclude electricity costs associated with AI Cloud Services as a result of its strategy to diversify its revenue streams. Net electricity costs per Bitcoin mined for prior periods presented in this MD&A has been revised to reflect this revised calculation.

The Net electricity costs per Bitcoin mined increased from $15,382 for the nine months ended March 31, 2024 to $25,560 for the nine months ended March 31, 2025 primarily due to the halving event which occurred in April 2024 and an increase in the average global hashrate.

The Net electricity costs per Bitcoin mined increased from $19,299 for the three months ended March 31, 2024 to $24,048 for the three months ended March 31, 2025 primarily due to the halving event which occurred in April 2024 and an increase in the average global hashrate.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing services are provided to the mining pools to perform hash calculations in exchange for non-cash consideration in the form of Bitcoin. The provision of services to perform hash calculations is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Since either party is able to terminate the agreement at any time without penalty, the contract is continually renewed throughout the day, resulting in a contract with a duration of less than 24 hours.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price on the day received. The spot price data is sourced from the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at March 31, 2025 (March 31, 2024: Nil).

AI Cloud Service revenue

The Group generates AI Cloud Service revenue through the provision of HPC solutions (including AI Cloud Services) to customers. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes.

Other income

Other income has been earned for our participation in demand response programs at the Group's site in Childress, Texas, the proceeds from the sale of other assets, the gain on termination of leases and other non-recurring revenue including insurance proceeds related to the theft of mining hardware in transit.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation

We capitalize the cost of our buildings, plant and equipment and computer hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years, HPC hardware is depreciated over 5 years, and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consist of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Site expenses

Site expenses represent property taxes, repairs and maintenance, equipment rental, security, utilities and other general expenses required to operate the sites.

Renewable energy certificates

Renewable energy certificates represent the fees associated with the purchase of RECs required for Group's data centers to be powered by 100% renewable energy.

Other operating expenses

Other operating expenses represent insurance, marketing, charitable donations, a provision for non-refundable goods and services tax ("GST") on services exported to the Australian parent by certain Canadian subsidiaries, provincial sales tax ("PST"), legal costs, loss on theft of mining hardware in transit and general business expenses required to operate the business.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted stock units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets, assets held for sale and other assets.

Reversal of impairment of assets

Reversal of impairment of assets represent the reversal of an impairment loss recognized on mining hardware, mining hardware prepayments, development assets and other assets in prior periods.

Professional fees

Professional fees represent legal fees, audit fees, and fees paid to tax, regulatory and other advisers.

Other transaction costs

Other transaction costs represents costs associated with entering into the capped call transactions. See note 15 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Gain/(loss) on disposal of property, plant and equipment

The net gain/(loss) on disposal of property, plant and equipment includes net gain/(loss) on disposal of mining hardware and other property, plant and equipment.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain/(loss) on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site and the costs associated with the close out of the financial asset on transition from a fixed price and fixed quantity contract to a spot price and actual usage contract. See note 9 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Unrealized gain/(loss) on financial instruments

Unrealized gain/(loss) on financial instruments represents the change in the fair value of the Convertible Notes and related financial instruments and the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. See note 15 and note 9 respectively of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense consists primarily of interest expense on lease liabilities and amortization of capitalized borrowing costs related to the Convertible Notes, and capital raising costs allocated to the embedded derivative in the Convertible Notes transaction, which were immediately expensed.

Interest income

Interest income includes interest generated on short-term cash deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax (expense)/benefit

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. Tax liabilities arise to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.
Results of Operations
The following table summarizes our results of operations, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the nine months ended March 31, 2025 and 2024.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Mar 31, 2025	Mar 31, 2024	Mar 31, 2025	Mar 31, 2024
Revenue	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Bitcoin mining revenue	141,242	53,383	304,300	129,827
AI cloud service revenue	3,581	567	9,431	567
Other income	3,275	399	8,351	926

Expenses
Depreciation	(47,448)	(8,692)	(117,655)	(23,870)
Electricity charges	(39,401)	(19,834)	(99,394)	(55,944)
Site expenses	(2,669)	(1,917)	(8,010)	(5,434)
Renewable energy certificates (RECs)	(1,565)	(179)	(3,614)	(458)
Other operating expenses	(10,197)	(4,537)	(30,509)	(14,809)

Employee benefits expense	(7,464)	(4,333)	(22,170)	(12,844)
Share-based payments expense	(7,770)	(5,817)	(23,929)	(17,622)
Impairment of assets	(95)	-	(9,618)	-
Reversal of impairment of assets	-	-	516	108
Professional fees	(3,687)	(2,018)	(10,032)	(5,938)
Other transaction costs	-	-	(1,452)	-
Gain/(loss) on disposal of property, plant and equipment	1,525	1	1,678	16
Realized gain/(loss) on financial asset	-	91	(4,215)	3,210
Unrealized gain/(loss) on financial instruments	6,200	(1,091)	19,100	(1,349)
Operating profit/(loss)	35,527	6,023	12,778	(3,614)
Finance expense	(7,868)	(126)	(14,185)	(190)
Interest income	1,926	1,500	5,801	2,878
Foreign exchange gain/(loss)	(318)	4,714	(3,681)	2,265
Profit/(loss) before income tax expense	29,267	12,111	713	1,339
Income tax (expense)/benefit	(5,040)	(3,473)	(9,318)	(3,228)
Profit/(loss) after income tax expense for the period	24,227	8,638	(8,605)	(1,889)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	42	(7,334)	(10,081)	(5,331)
Other comprehensive income/(loss) for the period, net of tax	42	(7,334)	(10,081)	(5,331)
Total comprehensive income/(loss) for the period	24,269	1,304	(18,686)	(7,220)

Comparison of the nine months ended March 31, 2025 and March 31, 2024
Revenue
Bitcoin mining revenue

Our Bitcoin mining revenue for the nine months ended March 31, 2025 and 2024, was $304.3 million and $129.8 million, respectively. This revenue was generated from the mining and sale of 3,674 and 3,371 Bitcoin during the nine months ended March 31, 2025 and 2024, respectively. The $174.5 million increase in revenue comprises a $149.3 million increase attributable to the increase in the average Bitcoin price and $25.2 million increase attributable to the increase in average operating hashrate to 21.3 EH/s for the nine months ended March 31, 2025 from 5.8 EH/s for the nine months ended March 31, 2024, which was partially offset by the halving event which occurred in April 2024 and the increase in the difficulty implied global hashrate during the same period.

AI Cloud Service revenue

Our AI Cloud Service revenue for the nine months ended March 31, 2025 and 2024, was $9.4 million and $0.6 million, respectively. The increase was primarily due to the increase in GPUs installed from 816 as of March 31, 2024 to 1,896 as of March 31, 2025 and increase in customer base in the nine months ended March 31, 2025. AI Cloud Services revenue generated during the nine months ended March 31, 2025 and 2024 comprised revenue generated from the provision of AI Cloud Services to the Group's contracted customers which commenced in February 2024.

Other income

Our other income for the nine months ended March 31, 2025 and 2024, was $8.4 million and $0.9 million, respectively. Other income generated during the nine months ended March 31, 2025 primarily comprised of $6.1 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress, $1.7 million from insurance income relating to the theft of mining hardware in transit and $0.5 million generated from the sale of other assets.

Other income generated during the nine months ended March 31, 2024 comprised solely from revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress.

Expenses

Depreciation

Depreciation consists primarily of the depreciation of Bitcoin mining hardware, HPC hardware and data centers. Depreciation expense for the nine months ended March 31, 2025 and 2024 was $117.7 million and $23.9 million, respectively. This increase was primarily due to the increase in commissioning of assets at Childress and accelerated depreciation for S19j Pro miners scheduled to be sold in the year ending June 30, 2025.

Electricity charges

Electricity charges for the nine months ended March 31, 2025 and 2024 was $99.4 million and $55.9 million, respectively. This increase was primarily due to the increase in average operating hashrate to 21.3 EH/s for the nine months ended March 31, 2025 from 5.8 EH/s for the nine months ended March 31, 2024.

Site expenses

Site expenses for the nine months ended March 31, 2025 and 2024 was $8.0 million and $5.4 million, respectively. The increase is primarily due to the continued expansion of Childress in the nine months ended March 31, 2025 as compared to the nine months ended March 31, 2024.

Renewable energy certificates

Renewable energy certificates for the nine months ended March 31, 2025 and 2024, was $3.6 million and $0.5 million, respectively. This increase was primarily due to the expansion in operations at Childress during the nine months ended March 31, 2025 as compared to the nine months ended March 31, 2024.

Other operating expenses

Other operating expenses for the nine months ended March 31, 2025 and 2024 was $30.5 million and $14.8 million, respectively. The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes $1.7 million relating to the loss on theft of mining hardware in transit, an increase of $7.7 million in insurance, an increase of $2.8 million in non-refundable PST and an increase of $2.8 million in a provision for non-refundable GST. See note 6 and note 16 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the nine months ended March 31, 2025 and 2024 was $22.2 million and $12.8 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations including the expansion of our AI Cloud Services and expansion in operations at Childress.

Share-based payments expense

Share-based payments expense for the nine months ended March 31, 2025 and 2024 was $23.9 million and $17.6 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued on July 1, 2025 under our 2023 Long-Term Incentive Plan. See note 21 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Impairment of assets

Impairment of assets for the nine months ended March 31, 2025 and 2024 was $9.6 million and nil, respectively. During the nine months ended March 31, 2025 we recorded an impairment of $9.6 million on mining hardware, specifically

S19jPro miners. See note 14 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Reversal of impairment of assets

Reversal of impairment of assets for the nine months ended March 31, 2025 and 2024 was $0.5 million and $0.1 million, respectively. During the nine months ended March 31, 2025, a reversal of impairment was recorded on mining hardware classified as held for sale, specifically S19jPro miners. During the nine months ended March 31, 2024, the reversal of impairment reflects a reversal on a previously impaired development asset which was partially recovered. See note 14 of the unaudited interim consolidated financial statements included in this Form 6 -K for further information.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the nine months ended March 31, 2025 and 2024 were $10.0 million and $5.9 million, respectively. In the nine months ended March 31, 2025, $5.1 million related to legal fees, $3.3 million related to other professional fees on ongoing projects and $1.0 million related to the audit fees.

Other transaction costs

Other transaction costs for the nine months ended March 31, 2025 and 2024 was $1.5 million and nil, respectively. This increase was primarily related to costs associated with entering into the capped call transactions.

Gain/(loss) on disposal of property, plant and equipment

The net gain on disposal of property, plant and equipment for the nine months ended March 31, 2025 and 2024 was $1.7 million and $0.0 million, respectively. Gain on disposal of property, plant and equipment for the nine months ended March 31, 2025 primarily relates to the gain recorded on the disposal of mining hardware. See note 13 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Realized gain/(loss) on financial asset

Realized gain/(loss) recorded on financial asset for the nine months ended March 31, 2025 and March 31, 2024 was $(4.2) million and $3.2 million respectively. See note 9 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Unrealized gain/(loss) on financial instruments

Unrealized gain/(loss) for the nine months ended March 31, 2025 and 2024, was $19.1 million and $(1.3) million, respectively. Unrealized gain/(loss) on financial instruments for the nine months ended March 31, 2025, relates to the change in fair value during the period of the Convertible Notes and related financial instruments. See note 15 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the nine months ended March 31, 2025 and 2024 was $14.2 million and $0.2 million, respectively. Finance expense for the nine months ended March 31, 2025 primarily relates capital raising costs allocated to the embedded derivative in the Convertible Notes transaction, interest expense on the Convertible Notes and lease liabilities which were expensed.

Interest income

Interest income for the nine months ended March 31, 2025 and 2024 was $5.8 million and $2.9 million, respectively. The increase was primarily related to interest income earned on cash and cash equivalents.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) for the nine months ended March 31, 2025 and 2024 was $(3.7) million and $2.3 million, respectively. The decrease from a gain of $2.3 million to a loss of $(3.7) million was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use

U.S. dollar, Canadian dollar, or the Australian dollar as their functional currencies. Effective July 1, 2024, the Parent Company has changed its functional currency from Australian dollar to U.S. dollar.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the nine months ended March 31, 2025 and 2024 was $(9.3) million and $(3.2) million, respectively. The increased expense was primarily due to due to deferred tax expense in relation to accelerated tax depreciation utilized on mining hardware and the decrease in the valuation of the embedded derivative related to the Convertible Notes.

Profit/(Loss) after income tax expense for the period

The profit/(loss) after income tax expense for the nine months ended March 31, 2025 and 2024 was $(8.6) million and $(1.9) million, respectively. The increased loss was primarily attributable to the increase in depreciation, electricity charges, other operating expenses and impairment of assets during the nine months ended March 31, 2025, partially offset by the increase in Bitcoin mining revenue, AI cloud service revenue and unrealized gain on financial instruments during the same period.

Comparison of the three months ended March 31, 2025 and March 31, 2024
Revenue
Bitcoin mining revenue

Our Bitcoin mining revenue for the three months ended March 31, 2025 and 2024, was $141.2 million and $53.4 million, respectively. This revenue was generated from the mining and sale of 1,514 and 1,003 Bitcoin during the three months ended March 31, 2025 and 2024, respectively. The $87.9 million increase in revenue comprises a $40.2 million increase attributable to the increase in the average Bitcoin price and $47.7 million increase attributable to the increase in average operating hashrate to 29.4 EH/s for the three months ended March 31, 2025 from 6.4 EH/s for the three months ended March 31, 2024, which was partially offset due to the halving event which occurred in April 2024 and the increase in the difficulty implied global hashrate during the same period.

AI Cloud Service revenue

Our AI Cloud Service revenue for the three months ended March 31, 2025 and 2024, was $3.6 million and $0.6 million, respectively. The increase was primarily due to the increase in GPUs installed from 816 as of March 31, 2024 to 1,896 as of March 31, 2025and increase in customer base in the three months ended March 31, 2025. AI Cloud Services revenue generated during the three months ended March 31, 2025 and 2024 comprised revenue generated from the provision of AI Cloud Services to the Group's contracted customers which commenced in February 2024.

Other income

Our other income for the three months ended March 31, 2025 and 2024, was $3.3 million and $0.4 million, respectively. The $2.9 million increase in other income comprises an increase in ERS revenue of $2.7 million generated for our participation in an ERCOT demand response program at the Group’s site at Childress.

Expenses

Depreciation

Depreciation consists primarily of the depreciation of Bitcoin mining hardware, HPC hardware and data centers. Depreciation expense for the three months ended March 31, 2025 and 2024 was $47.4 million and $8.7 million, respectively. This increase was primarily due to the increase in commissioning of assets at Childress.

Electricity charges

Electricity charges for the three months ended March 31, 2025 and 2024 was $39.4 million and $19.8 million, respectively. This increase was primarily due to the increase in average operating hashrate to 29.4 EH/s for the three months ended March 31, 2025 from 6.4 EH/s for the three months ended March 31, 2024.

Site expenses

Site expenses for the three months ended March 31, 2025 and 2024 was $2.7 million and $1.9 million, respectively. The increase is primarily due to the continued expansion of Childress in the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

Renewable energy certificates

Renewable energy certificates for the three months ended March 31, 2025 and 2024, was $1.6 million and $0.2 million, respectively. This increase was primarily due to the expansion in operations at Childress during the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

Other operating expenses

Other operating expenses for the three months ended March 31, 2025 and 2024 was $10.2 million and $4.5 million, respectively. The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $3.2 million in insurance, an increase of $1.1 million in non-refundable PST and an increase of $0.5 million in a provision for non-refundable GST. See note 6 and note 16 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the three months ended March 31, 2025 and 2024 was $7.5 million and $4.3 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations including the expansion of our AI Cloud Services and expansion in operations at Childress.

Share-based payments expense

Share-based payments expense for the three months ended March 31, 2025 and 2024 was $7.8 million and $5.8 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued on July 1, 2024 under our 2023 Long-Term Incentive Plan. See note 21 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the three months ended March 31, 2025 and 2024 were $3.7 million and $2.0 million, respectively. In the three months ended March 31, 2025, $1.9 million related to legal fees, $1.3 million related to other professional fees on ongoing projects, $0.3 million related to the audit fees, and $0.1 million relating to recruitment activities within the Group

Gain/(loss) on disposal of property, plant and equipment

The net gain on disposal of property, plant and equipment for the three months ended March 31, 2025 and 2024 was $1.5 million and $0.0 million, respectively. Gain on disposal of property, plant and equipment for the three months ended March 31, 2025 primarily relates to the gain recorded on the disposal of mining hardware. See note 13 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Realized gain/(loss) on financial asset

Realized gain/(loss) recorded on financial asset for the three months ended March 31, 2025 and March 31, 2024 was nil and a gain of $0.1 million respectively. See note 9 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Unrealized gain/(loss) on financial instruments

Unrealized gain/(loss) for the three months ended March 31, 2025 and 2024, was $6.2 million and $(1.1) million, respectively. Unrealized gain/(loss) on financial instruments for the three months ended March 31, 2025, relates to the change in fair value during the period of the Convertible Notes and related financial instruments. See note 15 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the three months ended March 31, 2025 and 2024 was $7.9 million and $0.1 million, respectively. Finance expense for the three months ended March 31, 2025 primarily relates to capital raising costs allocated to the embedded derivative in the Convertible Notes transaction, which were expensed. and interest on the lease liability.

Interest income

Interest income for the three months ended March 31, 2025 and 2024 was $1.9 million and $1.5 million, respectively. The increase was primarily related to interest income earned on cash and cash equivalents.

Foreign exchange gains/(loss)

Foreign exchange gain/(loss) for the three months ended March 31, 2025 and 2024 was $(0.3) million and $4.7 million, respectively. The decrease from a gain to a loss was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the U.S. dollar, Canadian dollar, or the Australian Dollar as their functional currencies. Effective July 1, 2024, the Parent Company has changed its functional currency from Australian dollar to U.S. dollar.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the three months ended March 31, 2025 and 2024 was $(5.0) million and $(3.5) million, respectively. The increased expense was primarily due to deferred tax expense in relation to accelerated tax depreciation utilized on mining hardware and the decrease in the valuation of the embedded derivative related to the Convertible Notes.

Profit/(Loss) after income tax expense for the period

The profit/(loss) after income tax expense for the three months ended March 31, 2025 and 2024 was $24.2 million and $8.6 million, respectively. The profit was primarily attributable to the increase in Bitcoin mining revenue and unrealized gain on financial instruments, partially offset by an increase in depreciation and electricity charges during the three months ended March 31, 2025.

Liquidity and Capital Resources
On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we had the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement pursuant to a resale registration statement that was subsequently declared effective by the SEC on January 26, 2023 (the "Equity Line Financing"). On February 15, 2024, we terminated the Purchase Agreement and the Registration Rights Agreement. From inception through termination of the Equity Line Financing, we sold a total of

24,342,138 Ordinary shares under the Purchase Agreement for aggregate gross proceeds of approximately $93.0 million (net proceeds of $90.2 million).

On September 13, 2023, we entered into an At Market Sales Agreement (“Prior Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, to which Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. were joined on March 21, 2024 (collectively, the "Prior Sales Agents") providing for the offer and sale of our Ordinary shares from time to time through or to the Prior Sales Agents.

As of January 21, 2025, we had sold a total of 133,471,339 shares under the Prior Sales Agreement for aggregate gross proceeds of $993.2 million (or $963.4 million, net of commissions. On January 20, 2025, we terminated the Prior Sales Agreement.

On January 21, 2025 we entered into an At Market Sales Agreement (the “2025 Sales Agreement”) with B. Riley Securities, Inc., Canaccord Genuity LLC, Cantor Fitzgerald & Co., Citigroup Global Markets, Compass Point Research & Trading, LLC, Macquarie Capital (USA) Inc. and Roth Capital Partners LLC (collectively, the “2025 Sales Agents”). Pursuant to the 2025 Sales Agreement, we may offer and sell our Ordinary shares from time to time through or to the 2025 Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which we have filed a prospectus, and the amount authorized from time to time to be issued and sold under the 2025 Sales Agreement by the Board or a duly authorized committee thereof. In connection with the 2025 Sales Agreement, on January 21, 2025, we filed an automatically effective registration statement on Form F-3 (File No. 333-284369) and related prospectus supplement, pursuant to which we registered an aggregate amount of $1,000,000,000 of our Ordinary shares. As a result, we may increase the amount of our Ordinary shares that may be sold from time to time pursuant to the 2025 Sales Agreement in accordance with the terms of the 2025 Sales Agreement.

On December 6, 2024, we issued $440 million aggregate principal amount of Convertible Notes. The Convertible Notes will mature on June 15, 2030, unless earlier converted or redeemed or repurchased by us. Before the close of business on the business day immediately before March 15, 2030, noteholders will have the right to convert their Convertible Notes only upon the occurrence of certain events. On or after March 15, 2030 until the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their Convertible Notes at any time at their election. We will generally have the right to elect to settle conversions by paying or delivering, as applicable, cash, Ordinary shares or a combination of cash and Ordinary shares. The initial conversion rate is 59.4919 Ordinary shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $16.81 per Ordinary share. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the indenture governing the Convertible Notes (the “Convertible Notes Indenture”)) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

In connection with the offering of the Convertible Notes, we entered into capped call transactions with certain financial institutions (the “Capped Call Transactions”). The Capped Call Transactions are expected generally to reduce potential dilution to our Ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap. The Capped Call Transactions will expire upon the maturity of the Convertible Notes.

Also in connection with the offering of the Convertible Notes, we entered into a prepaid forward transaction with one of the initial purchasers of the Convertible Notes or its affiliate (the “Prepaid Forward Transaction”). The Prepaid Forward Transaction is generally intended to facilitate privately negotiated derivative transactions, including swaps, between the forward counterparty or its affiliates and investors in the Convertible Notes relating to our Ordinary shares. As a result, the Prepaid Forward Transaction is expected to allow the investors to establish short positions that generally correspond to (but may be greater than) commercially reasonable initial hedges of their investment in the Convertible Notes. The Prepaid Forward Transaction will expire shortly after the maturity of the Convertible Notes.

The total number of Ordinary shares outstanding as of March 31, 2025 is 224,458,888.

We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.

Going Concern Determination

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the nine months ended March 31, 2025, the Group incurred a loss after tax of $8.6 million (March 31, 2024: $1.9 million) and net operating cash outflows of $161.2 million (March 31, 2024: inflows of $81.5 million). As at March 31, 2025, the Group had net current liabilities of $297.2 million (June 30, 2024: net current assets of $401.4 million) and net assets of $1,425.6 million (June 30, 2024: net assets of $1,097.4 million).

Included in the net current liabilities position of $297.2 million as at March 31, 2025, are convertible notes and embedded derivative liabilities of $322.5 million and $23.7 million respectively. Under IFRS 9 and IAS 1, these instruments are required to be classified as current liabilities due to the related conversion option that may be exercised by the noteholders within twelve months of the reporting period date. If the conversion option is exercised by the noteholders within twelve months, these liabilities are expected to be settled in ordinary shares of the Company and are not expected to result in a cash outflow from the Group (excluding any accrued coupon interest). See note 15 for additional details on the convertible notes, embedded derivatives and their associated conversion options.

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings. We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI cloud services including colocation.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin mining economics including Bitcoin prices and global hashrate;
●
Expansion of operations at the Childress site, Texas with installed nameplate capacity of 500MW as at March 31, 2025 incrementally increasing to 650MW by June 30, 2025 with initial capital expenditure to expand to 750MW;

●	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
●	1,896 GPUs installed with projected revenue based on existing contracted prices and recent market pricing of AI Cloud Services provided to customers;
●	Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from March 31, 2025, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Off-Balance Sheet Arrangements

As of March 31, 2025, we did not have any material off-balance sheet arrangements.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the nine months ended March 31, 2025, and March 31, 2024.

	Nine months ended	Nine months ended
	Mar 31, 2025	Mar 31, 2024
	($ thousands)	($ thousands)
		(restated) (1)
Net cash from/(used) in operating activities	(161,206)	(81,505)
Net cash from/(used in) investing activities	(706,011)	(58,591)
Net cash from financing activities	648,462	330,767
Net increase/(decrease) in cash and cash equivalents	(218,755)	190,671
Cash and cash equivalents at the beginning of the period	404,601	68,894
Effects of exchange rate changes on cash and cash equivalents	(1,513)	130
Cash and cash equivalents at the end of the period	184,333	259,695

(1)
Historically, receipts from Bitcoin mining revenue were classified as cash flows from operating activities on the consolidated statements of cash flows. Following receipt of a comment letter issued by the SEC related to our Annual Report on Form 20-F for the year ended June 30, 2024, the Company determined that the proceeds from the sale of Bitcoin mined should have been classified as cash flows from investing activities on the consolidated statements of cash flows.

Amounts presented for the nine months ended March 31, 2024 have been reclassified to reflect the foregoing. This impact of this reclassification is an increase in cash flow from investing activities of $129.4 million and a corresponding decrease in cash flows from operating activities of $129.4 million for the nine months ended March 31, 2024. There is no impact on the net increase/(decrease) in cash and cash equivalents or the balance of cash and cash equivalents at March 31, 2024.

Operating activities

Our net cash used in operating activities was $161.2 million for the nine months ended March 31, 2025, compared to net cash used in operating activities of $81.5 million for the nine months ended March 31, 2024. This increase in cash outflows of $(79.7) million was attributed to an increase in payments for electricity, suppliers and employees, partially offset by an increase in receipts from AI Cloud Services, other revenue and interest received.

Receipts from AI Cloud Services and other revenue for the nine months ended March 31, 2025 increased by $9.9 million, and $4.6 million respectively, as compared to the nine months ended March 31, 2024. The increase in receipts from AI Cloud Services was primarily due to the Group’s expansion into the provision of AI Cloud Services to third party customers, and the increase in receipts from other revenue was due to receipts of the insurance claim settlement for the theft of mining hardware in transit and from our participation in demand response programs at Childress. Interest received for the nine months ended March 31, 2025 increased by $4.0 million primarily due to interest received on term deposits that matured during the period. For further analysis of the above, refer to “Comparison of the nine months ended March 31, 2025 and March 31, 2024” included within this MD&A.

The increase in cash inflows from operating activities was more than offset by an increase in cash used in operating activities primarily driven by a $98.2 million increase in payments for electricity, suppliers and employees was primarily due to a $72.4 million increase in electricity payments, $9.4 million increase in insurance payments, $11.2 million increase in payments to other suppliers and a $5.3 million increase in wages and salaries in the nine months ended March 31, 2025, as compared with the nine months ended March 31, 2024 . The increase in electricity payments was due to an increase in average operating hashrate, a proportionate increase in the Group's capacity at Childress and a $7.2 million one off liquidation payment to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract at Childress during the nine months ended March 31, 2025. The increase in insurance payments was primarily driven by construction insurance and the continued expansion of our data center capacity at Childress. The increase in payments to other suppliers and wages and salaries was primarily driven by the expansion of the Group's operations and headcount.

Investing activities

Our net cash outflow from investing activities was $706.0 million for the nine months ended March 31, 2025, compared to a net cash outflow of $58.6 million for the nine months ended March 31, 2024. For the nine months ended March 31, 2025, there was an increase in cash used in investing activities of $647.4 million which was attributable to payments for computer hardware prepayments, payments for property, plant and equipment net of computer hardware prepayments and payments consisting of prepayments and deposits, partially offset by an increase in proceeds from sale of Bitcoin mined, proceeds from disposal of property, plant and equipment, and proceeds from the release of deposits.

Proceeds from sale of Bitcoin mined for the nine months ended March 31, 2025 increased by $174.9 million, as compared to the nine months ended March 31, 2024. The increase in receipts from Bitcoin mining was primarily driven by the increase in average operating hashrate and the increase in average price realized for Bitcoin mined. Proceeds from disposal of property, plant and equipment has increased by $10.0 million primarily due to the proceeds received for the sale of mining hardware. Proceeds from the release of deposits has increased by $0.5 million due to the return of a deposit paid in relation to the Childress site electricity connection.

Payments for computer hardware prepayments included payments of $583.6 million relating to mining hardware purchases and $41.8 million relating to NVIDIA H200 GPUs purchases. The $583.6 million mining hardware purchases and $41.8 million NVIDIA H200 GPUs purchases were paid in respect of the Hardware Purchases Agreements as outlined in “Hardware Purchases” included within this MD&A. Our $389.3 million payment for property, plant and equipment net of computer hardware prepayments primarily related to the purchase of equipment in connection with the continuing expansion of our data center capacity at Childress and payments relating to long lead high voltage equipment and civil & land preparation works at Sweetwater 1.

Payments consisting of prepayments and deposits included an additional $4.0 million electricity security deposit paid in relation to the Childress site in connection with the expansion to 500MW as of March 31, 2025 and a further $1.2 million payment relating to connection deposits paid in connection with the 1,400MW Sweetwater 1 data center site. As of March 31, 2025 we have paid $11.7 million of connection deposits in respect of this project and are targeting an April 2026 substation energization date.

Financing activities

Our net cash inflow from financing activities was $648.5 million for the nine months ended March 31, 2025, compared to a net cash inflow of $330.8 million for the nine months ended March 31, 2024. For the nine months ended March 31, 2025, our cash inflows comprised primarily of $311.6 million in net proceeds from the issuance of convertible senior notes after deducting offering and issuance costs, as well as payments made for entering into the capped call and prepaid forward transactions and $339.3 million in proceeds from the sale of 36,835,939 shares under the Sales Agreement pursuant to our at-the-market program. For the nine months ended March 31, 2024 our cash inflows consisted primarily of $332.1 million in proceeds from the sale of 13.252,781 shares under the Purchase Agreement pursuant to our equity line of credit, and 55,317,084 shares under the Prior Sales Agreement pursuant to our at-the-market program, which have both since been terminated
Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2025, and the years which these obligations are due:

	1 year or	Between 1	Between 2	Over 5	Total
	less	and 2 years	and 5 years	years

	($ thousands)
Non-interest bearing
Trade and other payables	172,272	-	-	-	172,272
Lease liability	453	426	944	-	1,824
Convertible Notes	-	-	-	440,000	440,000
Total	172,725	426	944	440,000	614,096

As at March 31, 2025, the Group had commitments of $363.9 million (June 30, 2024: $194.6 million). These commitments include committed capital expenditure on computer hardware and infrastructure related to site development. The increase in total commitments is primarily due to an increase in mining hardware commitments related to the hardware purchase agreements previously entered into and an increase in other commitments, including those relating to support our hashrate expansion to 50 EH/s and delivery of Horizon 1 at the Childress site, and Sweetwater 1 data center site.

The Group expects to have adequate liquidity to satisfy its contractual obligations through anticipated cash inflows generated from cash inflows from operating activities, cash inflows from investing activities including proceeds from sale of Bitcoin mined, as well as cash inflows generated from financing activities, including those expected under the 2025 Sales Agreement, as detailed in the "Liquidity and Capital Resources" section of this MD&A.

Foreign Private Issuer Status
The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, our last determination date was December 31, 2024 and, as of such date, we ceased to meet the requirements necessary to maintain our foreign private issuer status. As a result, we expect to begin reporting as a U.S. domestic issuer beginning in our next fiscal year, including by filing periodic reports and registration statements on U.S. domestic issuer forms with the SEC, and we will also prepare our financial statements in accordance with U.S. GAAP rather than IFRS and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuer. Compliance with these requirements could result in significant additional cost and expense. See “Item 3.D. Key Information—Risk factors—We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense” in our Annual Report for additional information.

JOBS Act Election
We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We expect that we will no longer be an emerging growth company commencing in our next ﬁscal year. As a result, we expect that we will no longer be eligible to utilize these exemptions, which could result in signiﬁcant additional cost and expense.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of business. There have been no material changes to the Company’s legal proceedings as disclosed in “Item 4.B. Information on the Company—Business Overview” in our Annual Report, except as described in Note 19 of the unaudited interim consolidated financial statements included in this Form 6-K, and except as set forth below.

As previously disclosed, on December 14, 2022, a putative securities class action complaint (the “2022 Securities Action”) naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. The lead plaintiffs in the 2022 Securities Action filed an amended complaint on June 6, 2023, also naming as defendants the Company and certain of its directors and officers, as well as the underwriters of the Company’s IPO. The Company moved to dismiss the amended complaint, and on September 27, 2024, the court granted the Company’s motion, dismissing the case without prejudice and with leave to file a further amended complaint.

The lead plaintiffs then filed a second amended complaint on November 12, 2024. The second amended complaint, which has substantial similarities to the prior complaint, asserts claims under Section 10(b) and 20(a) of the Exchange Act and Sections 11, 12(a)(2), and 15 of the Securities Act, purportedly on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) Company ordinary shares pursuant and/or traceable to the Company’s IPO and/or (b) Company securities between November 17, 2021 and November 1, 2022, both dates inclusive. It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class. The Company believes these claims are without merit and intends to defend itself vigorously. On January 21, 2025, the Company served a motion to dismiss the second amended complaint in its entirety. The lead plaintiffs served their opposition to the motion to dismiss on March 24, 2025, and the Company on May 9, 2025 served its reply in further support of its motion to dismiss.

In addition, on October 7, 2024, a separate putative securities class action complaint (the “2024 Securities Action”) naming the Company and certain of its directors and officers was filed in the U.S. District Court for the Eastern District of New York. The complaint in the 2024 Securities Action asserted claims under Section 10(b) and 20(a) of the Exchange Act on behalf of a putative class of all persons and entities who purchased or otherwise acquired IREN Limited securities between June 20, 2023 and July 11, 2024, both dates inclusive. It contended that certain statements made by the Company and certain of its officers and directors were allegedly false or misleading and sought unspecified damages on behalf of the putative class. On January 7, 2025 the U.S. District Court issued a decision appointing a new lead plaintiff and co-counsel. On March 14, 2025, the lead plaintiff filed a notice voluntarily dismissing the case without prejudice. The dismissal was granted by the Court on March 19, 2025.

As previously disclosed, the lender to two separate wholly-owned, non-recourse special purpose vehicles of the Company (“Non-Recourse SPV 2” and “Non-Recourse SPV 3”) has taken steps to enforce the indebtedness and its asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed PricewaterhouseCoopers as "Receiver", to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 on February 3, 2023. For a more detailed history of these proceedings, see “Item 3.B. Risk Factors—Risks Related to Our Business—Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to claims in connection with such proceedings” and “Item 4.B. Information on the Company—Business Overview—Legal Proceedings” in our Annual Report. On September 17, 2024, PricewaterhouseCoopers as the trustee in the bankruptcy proceedings in British Columbia which relate to Non-Recourse SPV 2 and Non-Recourse SPV 3, filed an application in the Federal Court of Australia seeking (i) recognition of such bankruptcy proceedings as a foreign proceeding under the UNCITRAL Model Law on Cross-Border Insolvency; and (ii) the appointment of a local representative of the trustee with the powers available to a liquidator in Australia including examinations or document production. The Company opposed the orders at first instance and filed an appeal against those orders in the full Federal Court on grounds that it would be an abuse of process and therefore contrary to public policy on grounds including that the British Columbian court is the proper jurisdiction in which examinations ought to be determined, which was dismissed on April 11, 2025.

See “Risk Factors—General Risk Factors—We are the subject of a putative securities class action, and could become subject to future litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities” in “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information on risks related to the foregoing litigation, and “Item 4.B. Information on the Company—Business Overview” and Notes 17 and 28 to our audited financial statements for the year ended June 30, 2024 included in our Annual Report and Note 19 to our unaudited interim consolidated financial statements for the three-month period ended March 31, 2025 included elsewhere in this Form 6-K for further discussion.
Risk Factors
Except as updated in our Report on Form 6-K filed on November 26, 2024, as amended on Form 6-K/A, our Form 6-K filed on February 12, 2025, as amended on Form 6-K/A, and as set forth below, there have been no material changes to the Company’s risk factors as disclosed in “Item 3.D. Key Information—Risk Factors” in our Annual Report.

Changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions, could adversely impact our business, prospects, operations and financial performance.

Changes in political and geopolitical conditions may be difficult to predict and may adversely affect our business, prospects, operations and financial performance. For example, changes in political and geopolitical conditions may lead to changes in governmental policies, laws and regulations, including with respect to sanctions, taxes, tariffs, import and export controls and the general movement of goods, materials, services and capital, or may lead to uncertainty as to the potential for such changes. We currently operate in Australia, Canada and the United States and have data centers located in Canada and the United States. We have historically sourced miners and certain other hardware and equipment from suppliers that have previously had, and may continue to have, operations in China and Southeast Asian countries. Accordingly, our business, prospects, operations and financial condition may be significantly impacted by such changes in political and geopolitical conditions, and in particular by changes in international trade policies, including tariffs and trade restrictions, as well as by uncertainty with respect to the potential for such changes.

In particular, in April 2025 the United States announced new tariffs, including an across-the-board 10% tariff on all countries and individualized higher tariffs on certain countries, including countries from which we have historically sourced miners and other hardware and equipment. We are currently evaluating the potential impact of such tariffs on our business, prospects, operations and financial performance, but we expect such tariffs as currently in effect or as currently proposed, as applicable, will likely result in higher costs to acquire miners and other hardware and equipment shipped after the effectiveness of applicable tariffs. While we may revisit our procurement strategy to attempt to mitigate the impact of such tariffs on our business, there can be no assurance that any such efforts will be effective. It is also possible that such tariffs and other trade restrictions could limit the availability of miners and other hardware and equipment, disrupt our operations, or adversely impact our growth plans. In addition, certain foreign countries have changed, and others may in the future change, their tariff policies in response to changes in U.S. tariff policies, including by imposing reciprocal or retaliatory tariffs and trade restrictions, which may in turn escalate and result in a “trade war”. An escalated trade war could have a significant adverse effect on world trade and the world economy.

While we may revisit our procurement strategy to attempt to mitigate the impact of such tariffs on our business, including by sourcing hardware and equipment from countries subject to lower tariffs, there can be no assurance that any such efforts will be effective. Further, the U.S. Customs and Border Protection or other governmental agencies can dispute the origin of any hardware and equipment we import into the U.S., which could in turn result in the imposition of higher tariffs than we previously paid or anticipated with respect to such hardware and equipment. For example, we have received notices disputing the origin of Bitcoin miners imported during 2024 and 2025 from Indonesia, Thailand and Malaysia, claiming the origin of such miners is China and that tariffs are payable at a higher rate applicable to China as a result. It is possible we may receive similar notices for additional hardware or equipment that we have previously imported, as well as hardware or equipment that are currently in shipment or that we may import in the future. While we believe these disputes are without merit including based on representations from the seller and we intend to challenge them, if we are unsuccessful we would owe additional tariffs with respect to the import of such miners which could be material and could materially impact our business, prospects, operations and financial performance.

These shifts in trade policies in the U.S. and other countries are rapidly evolving and difficult to predict. The ultimate impact of any announced or future tariffs will depend on various factors, including what tariffs are ultimately implemented, the timing of implementation and the amount, scope and nature of such tariffs and potential exclusions from the application of those tariffs. The potential implications of such uncertainty, which include trade barriers, exchange rate fluctuations, rising costs for miners and other hardware and equipment and broader market contractions, could adversely affect our business, prospects, operations and financial performance.